SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13G
UNDER THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 18) *
Advanta Corp.

(Name of Issuer)
Class A Common Stock

(Title of Class of Securities)
007942105

(CUSIP NO.)
December 31, 2007

(Date of Event Which Requires Filing of this Statement)
Check the appropriate box to designate the rule pursuant to which this schedule is filed:
     ☐ Rule 13d-1(b)
     ☐ Rule 13d-1(c)
     ☑ Rule 13d-1(d)
*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO.	007942105	Page	2	of	8

1	NAME OF REPORTING PERSON I.R.S. Identification No. of Above Person Dennis Alter

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐
(b) ☑

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	5	SOLE VOTING POWER

NUMBER OF		3,587,045 (1) (3)

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		982,054 (2) (3)

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		3,587,045 (1) (3)

WITH	8	SHARED DISPOSITIVE POWER

982,054 (2) (3)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

4,569,099 (1) (3)

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

31.71%

12	TYPE OF REPORTING PERSON*

IN
*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO.	007942105	Page	3	of	8

1	NAME OF REPORTING PERSON I.R.S. Identification No. of Above Person Linda Alter Trust

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States

	5	SOLE VOTING POWER

NUMBER OF		827,542

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		827,542

WITH	8	SHARED DISPOSITIVE POWER

		0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	827,542

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	5.74%

12	TYPE OF REPORTING PERSON*

	OO
*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 007942105

Item 1(a).	Name of Issuer:

Advanta Corp.

Item 1(b).	Address of Issuer’s Principal Executive Offices:

P.O. Box 844 Welsh & McKean Roads Spring House, PA 19477

Item 2(a).	Name of Person Filing:

Dennis Alter Linda Alter Trust

Item 2(b).	Address of Principal Business Office or, if none, Residence:

Same as Item 1(b)

Item 2(c).	Citizenship:

United States

Item 2(d).	Title of Class of Securities:

Class A Common Stock

Item 2(e).	Cusip Number:

007942105

Item 3.	If this Statement Is Filed Pursuant to Rules 13d-1(b) or 13d-2(b), check whether the Person filing is a:

Not Applicable.

Item 4.	Ownership.

A.	Dennis Alter

(a) Amount beneficially owned: 4,569,099(1)(3)
(b) Percent of Class: 31.71%
(c) Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote: 3,587,045(1)(3)

(ii)	Shared power to vote or to direct the vote: 982,054(2)(3)

(iii)	Sole power to dispose or to direct the disposition of: 3,587,045(1)(3)

4 of 8

CUSIP NO. 007942105
(iv)	Shared power to dispose or to direct the disposition of: 982,054 (2) (3)
B.	Linda Alter Trust
(a)	Amount beneficially owned: 827,542

(b)	Percent of Class: 5.74%

(c)	Number of shares as to which such person has:
(i)	Sole power to vote or to direct the vote: 827,542

(ii)	Shared power to vote or to direct the vote: 0

(iii)	Sole power to dispose or to direct the disposition of: 827,542

(iv)	Shared power to dispose or to direct the disposition of: 0

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: ☐

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

As sole trustee of a trust for his sister, Linda Alter, the undersigned has sole power to vote and to dispose of the 827,542 shares of Class A Common Stock held by this trust, representing 5.74% of the shares of Class A Common Stock outstanding at December 31, 2007.

Item 7.	Identification And Classification of The Subsidiary Which Acquired The Security Being Reported on by The Parent Holding Company.

Not Applicable.

Item 8.	Identification And Classification of Members of The Group.

Not Applicable.

Item 9.	Notice of Dissolution of Group.

Not Applicable.

5 of 8

CUSIP NO. 007942105

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.
SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

By:	/s/ Dennis Alter	February 8, 2008
	Dennis Alter	(Date)

Linda Alter Trust

By:	/s/ Dennis Alter	February 8, 2008
	Dennis Alter, Trustee	(Date)

(1)	Does not include 1,010 shares of Class A Preferred Stock owned by Mr. Alter’s spouse, as to which Mr. Alter has no voting or dispositive power. Includes 62,098 shares of Issuer’s Class A Common Stock held by a trust established by Mr. Alter, through which he has made certain charitable gifts of shares and as to which Mr. Alter has sole voting and dispositive power.

(2)	Includes 300,000 and 682,054 Class A shares owned by two charitable foundations, respectively, as to which Mr. Alter has shared voting and dispositive power. Mr. Alter disclaims beneficial ownership as to these shares.

(3)	Does not include shares of the Issuer’s Class A Common Stock held in trust by the Advanta Corp. Employee Stock Ownership Plan (the “Plan”), of which Mr. Alter is one of the trustees. As of December 31, 2007, the Plan held 1,385,463 shares of the Issuer’s Class A Common Stock, 337,041 shares of which had been allocated to Plan participants.

Shares of Class A Common Stock held by the Plan, but not yet allocated or as to which participants have not made timely voting directions, are voted by the Plan trustees in the same proportions as shares for which directions are received (subject to each trustee’s fiduciary responsibilities under Section 404 of the Employee Retirement Income

6 of 8

CUSIP NO. 007942105

Security Act of 1974, as amended). Under Rule 13d-1 of the Securities Exchange Act of 1934, as amended, Mr. Alter may be deemed a beneficial owner of the 1,048,422 shares which, as of December 31, 2007, had not been allocated to Plan participants, or any of the 337,041 shares for which timely voting directions are not made to the trustees by Plan participants. Mr. Alter disclaims beneficial ownership as to all of the shares held by the Plan.

7 of 8

CUSIP NO. 007942105
AGREEMENT TO JOINTLY FILE SCHEDULE 13G
     AGREEMENT dated as of February 11, 2008 by and between Dennis Alter and the Linda Alter Trust (collectively, the “Reporting Persons”).
     WHEREAS, pursuant to paragraph (k) of Rule 13d-1 promulgated under Subsection 13(d)(1) of the Securities Exchange Act of 1934, as amended (the “Act”), the Reporting Persons hereto have decided to satisfy their filing obligations under the Act by a single joint filing:
     NOW, THEREFORE, the Reporting Persons hereby agree as follows:
1.	The Schedule 13G/A with respect to Advanta Corp., to which this is attached as Exhibit A, is filed on behalf of each of the Reporting Persons.
2.	Each Reporting Person is responsible for the completeness and accuracy of the information concerning such Reporting Person contained therein.
     IN WITNESS WHEREOF, the undersigned hereunto set their hands as of the date first above written.

/s/ Dennis Alter
Dennis Alter

Linda Alter Trust

/s/ Dennis Alter
Dennis Alter, Trustee

8 of 8